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                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-35808


                            DAUPHIN TECHNOLOGY, INC.

                              Prospectus Supplement
                       (To Prospectus Dated July 21, 2000)

         You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

         On July 31, 2000, we issued a drawdown notice to Techrich International Limited in connection with the common stock purchase agreement dated April 9, 2000, evidencing an equity draw down facility between us and Techrich. This notice offered to sell up to $5,000,000 of our common stock to Techrich based on the formula in the stock purchase agreement, during the 22 day period beginning on August 1, 2000 and ending on August 30, 2000, but at not less than $3.50 per share. During the second 11 days, Techrich purchased a total of 705,999 shares of our common stock at an average purchase price of $3.54 per share. These purchases resulted in aggregate proceeds of $2,500,000 being paid and released from escrow to us by Techrich. In addition, Techrich received warrants to purchase up to 49,712 shares of common stock, with an exercise price of $4.22436 per share, as part of the purchase. Ladenburg Thalmann & Co. Inc. received $75,000 as a placement fee in connection with this drawdown. We will use the proceeds from this drawdown to retain engineering and production personnel to complete set-top box design and for general operating purposes.

         The attached prospectus relates to the resale of shares acquired by Techrich pursuant to the stock purchase agreement and pursuant to the exercise of warrants held by Techrich and Ladenburg. As of the date of this prospectus supplement, Techrich owns 807,462 shares of common stock and Ladenburg owns 250,000 shares of common stock, including 101,463 and 250,000 shares, respectively, issuable upon the exercise of warrants. Because Techrich and Ladenburg may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS AUGUST 31, 2000